SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
NewLink Genetics Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
651511 107
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 651511 107		13G	Page 2 of 5 Pages
1.		Names of Reporting Persons Charles J. Link, Jr. M.D.
2.		Check the Appropriate Box if a Member of a Group (see instructions)
(a)		☐
(b)		☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,221,347 shares of Common Stock (includes 1,968,116 shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2017).
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,221,347 shares of Common Stock (includes 1,968,116 shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2017).
	8.	Shared Dispositive Power 0
9.
Aggregate Amount Beneficially Owned by Each Reporting Person
2,221,347 shares of Common Stock (includes 1,968,116 shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2017).

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 5.7%(1)
12.		Type of Reporting Person (see instructions) IN

(1)   This percentage is calculated based upon 37,109,556 shares of the Issuer's common stock outstanding as of December 31, 2017.

CUSIP No. 651511 107	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: NewLink Genetics Corporation
Item 1(b).	Address of Issuer's Principal Executive Offices: 2503 South Loop Drive, Ames, Iowa 50010
Item 2(a).	Name of Person Filing: Charles J. Link, Jr. M.D.
Item 2(b).	Address of Principal Business Office or, if none, Residence: 2503 South Loop Drive, Ames, Iowa 50010
Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 651511 107
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.        Ownership

(a)	Amount Beneficially Owned: 2,221,347 shares of Common Stock (includes 1,968,116 shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2017).

(b)	Percent of Class: 5.7%

(c)	Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote: 2,221,347 shares of Common Stock (includes 1,968,116 shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2017).

(ii)	Shared power to vote or to direct the vote: 0

(iii)
Sole power to dispose or to direct the disposition of: 2,221,347 shares of Common Stock (includes 1,968,116 shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2017).

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.        Ownership of 5 Percent or Less of a Class

Not Applicable.

CUSIP No. 651511 107	Page 4 of 5 Pages

Item 6.        Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.
Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.
Item 8.        Identification and Classification of Members of the Group

Not Applicable.
Item 9.        Notice of Dissolution of a Group

Not Applicable.
Item 10.    Certification

Not Applicable. This statement is being filed pursuant to 13d-1(d).

CUSIP No. 651511 107	Page 5 of 5 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13, 2018
Date
/s/ Charles J. Link, Jr. M.D.
Signature
Charles J. Link, Jr. M.D.
Name/Title